

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO 80112

     Re: IHS, Inc.
            Amendment No. 3 to Form S-1
            Filed May 9, 2005
            File No. 333-122565

Dear Mr. Green:

We have reviewed your responses and have the following comments.

1. Regarding the materials intended to be distributed electronically by UBS Securities LLC, please respond to the comments below.

   - Tell us whether the link to research located on the top of the "Current Offerings" page connects the user to research on any of the companies whose offerings are listed. If so, what safe harbor you are relying on with regard to Section? If you are not relying on any safe harbor provision, please provide us with your Section 5 analysis.

   - With reference to the same page, tell us what information is provided under the links titled "Enter/Review/Feedback" and "New Issues Credential" located at the bottom right of the page.

   - On the following screen captioned "Issue Summary," the information under "syndicate structure and economics" is not currently permitted under Rule 134, except as to the managing underwriters. Please remove this information or provide us with your analysis as to why this does not constitute a violation under Section 5.

   - On the same page, in the box on the right captioned "site tools," please tell us what information is provided under these links. Specifically, tell us whether there is any offering information on the issuer. If so, please give us your analysis as to how this complies with Section 5(b)(1).

2. Identify in the principal and selling stockholders table the natural person or persons who have voting or investment control over Urvanos Investments Limited and Urpasis Investments Limited. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

3. Please note that we are currently reviewing your response to prior comment 2 and may have further comment.

Please address any questions or concerns to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,



Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 212-450-3596
Luciana Fato, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017